

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2021

Jordan Vogel
Co-Chief Executive Officer
Property Solutions Acquisition Corp. II
654 Madison Avenue, Suite 1009
New York, NY 10065

> **Re: Property Solutions Acquisition Corp. II**
> **Registration Statement on Form S-1**
> **Filed February 5, 2021**
> **File No. 333-252763**

Dear Mr. Vogel:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed February 5, 2021

Dilution, page 62

1.   We note you disclose in the second paragraph that after giving effects to the sales of the Class A common shares included in the units you are offering in this prospectus and in the private placement units, your pro forma net tangible book value at December 31, 2020 would represent an immediate increase of $0.59 per share (without over-allotment) to your sponsor, while the table following this paragraph shows $0.61 per share. Please revise the inconsistency.

Financial Statements
Balance Sheet as of December 31, 2020, page F-3

2.    We note that your Stockholders' Equity does not foot to a correct balance, and that your Total Assets balance does not equal your Total Liabilities and Stockholders' Equity balance.  Please revise.

Exhibit 23.1 - Independent Registered Public Accounting Firm's Consent, page II-7

3.    We note that your auditor's consent refers to audit of your financial statements as of December 31, 2021 instead of December 31, 2020.  Please have your auditor revise the date.

Exhibit 4.4, page II-7

4.    We note that the form of warrant agreement filed as Exhibit 4.4 provides that the company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Courts located in the State of New York, and irrevocably submits to such jurisdiction, "which jurisdiction shall be exclusive." We also note that the company waives any objection to such "exclusive" jurisdiction. If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Courts located in the State of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Lily Dang, Staff Accountant, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:     Dan J. Espinoza